SECRETARY CERTIFICATE

I, Abigail Murray, being the duly appointed Secretary of Janus Investment Fund (“JIF”), a Massachusetts business trust, and Janus Aspen Series (“JAS”), a Delaware statutory trust, hereby certify that at a meeting duly called and held on September 15, 2022 the Board of Trustees of JIF and JAS approved the following resolutions:

RESOLVED, that consistent with the recommendation of the Nominating and Governance Committees (the “Committee”) of Janus Investment Fund and Janus Aspen Series (together, the “Trusts” and each, a “Trust” and each series thereof, a “Fund” and collectively, the “Funds”), the Trustees of the Trusts, including a majority of the Trustees who are not “interested persons” of the Trusts (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, approve the participation of the Trusts in a joint fidelity bond (the “Fidelity Bond”) to be issued by ICI Mutual Insurance Company for the term September 30, 2022 through September 30, 2023 in the amount of $5 million, as discussed at this meeting, after giving due consideration to all factors deemed relevant by the Committee, including, but not limited to, the amount of coverage for each insured party, the number of insured parties, the value of the aggregate assets of the Trusts, the access to such assets any covered person may have, the type and terms of the arrangements made for the custody and safekeeping of the Trusts’ assets, and the nature of the securities in the Funds’ portfolios;

FURTHER RESOLVED, that consistent with the recommendation of the Committee, the methodology for allocating the premiums of the Fidelity Bond, as discussed at this meeting and reflected in the proposed Fidelity Bond Allocation Agreement, is hereby approved;

FURTHER RESOLVED, that consistent with the recommendation of the Committee, the portion of the premium expected to be paid by each Trust as a whole, and each Fund individually, is determined to be fair and reasonable;

FURTHER RESOLVED, that consistent with the recommendation of the Committee, any amounts recovered under the Fidelity Bond shall be allocated to each eligible Fund in proportion to the ratio of each eligible Fund’s gross assets to the total gross assets of all of the eligible Funds;

FURTHER RESOLVED, that consistent with the recommendation of the Committee, the Trusts’ Secretary is hereby designated as the officer of the Trusts to make the filings and give notices required by Rule 17g-1;

FURTHER RESOLVED, that consistent with the recommendation of the Committee, the proposed Fidelity Bond Allocation Agreement, which provides that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by a Trust and any of its Funds, the Trust or the relevant Fund(s) shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of Rule 17g-1, is hereby approved; and

FURTHER RESOLVED, that consistent with the recommendation of the Committee, the appropriate officers of the Trusts, and each of them, are hereby authorized and directed to perform all acts necessary or desirable, to carry out the foregoing resolutions.

Statement of Amount of Single Insured Bond

In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, as amended, Janus Investment Fund and Janus Aspen Series would have procured and maintained a single insured fidelity bonds in the amount of at least $2,500,000 had they not been named as a joint insured under the joint fidelity bond.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, as amended, premiums have been paid for the period September 30, 2022 to September 30, 2023.

IN WITNESS WHEREOF, the undersigned has set her hand this 7th day of November 2022.

/s/ Abigail Murray
Abigail Murray, Secretary